EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Ikanos Communications, Inc. owns 100% of the voting securities of each subsidiary listed below as of January 3, 2010.

Name	State of Jurisdiction of Organization
Ikanos Communications (Shenzhen) Co., Ltd.	China
Ikanos Communications Europe SARL	France
Ikanos Communications GmbH	Germany
Ikanos Communications International, Inc.	United States
Ikanos Communications Japan KK	Japan
Ikanos Communications Ltd.	Cayman Islands
Ikanos Communications (Taiwan) Ltd.	Taiwan
Ikanos Communications (India) Private, Ltd.	India
Ikanos Communications (Singapore) Private Limited	Singapore
Ikanos Technology Ltd.	Cayman Islands